Cementos Lima S.A.

FILE NO.
82-3911

November

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Summons to the Extraordinary General Meeting of Shareholders to be held on November 4, 2005 according to resolution adopted at the October 28, 2005 Board of Directors' Meeting.

   Date: filed with CONASEV on October 28, 2005 and published in "El Peruano" (Official Bulletin) and "Expreso" on October 29, 2005.

   Required by: CONASEV

2. Summary of resolutions adopted at the November 4, 2005 Extraordinary General Meeting of Shareholders.

   Date: filed with CONASEV on November 4, 2005.

   Required by: CONASEV

3. Monthly information as of October 31, 2005 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on November 10, 2005.

   Required by: CONASEV

4. Notice to shareholders relating to dividend of US$ 0.12 per share of Common Stock and US$ 0.012 per

Cementos Lima S.A.

Investment Share, declared by the October 26, 2005 Board of Directors' Meeting.

Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on November 15, 2005.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

[illegible] SANTA CATALINA, LA VICTORIA, LIMA 13, CASILLA 1880, LIMA 100 - PERU

Cementos Lima S.A.

FILE N°
82-3911

GF.0148.05
Lima, October 28, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V

Attention : Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs:

As defined under Article 28 of the Securities Market Law and Resolución CONASEV No. 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on October 28, 2005:

Summon to the Extraordinary General Meeting of Shareholders to be held on Friday, November 4, 2005, at our offices located at Av. Carlos Villarán No. 508, Suite 301, Urb. Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Monday, November 7 at 12.00 a.m. at the same place with the same agenda. This agenda will be:

a) Expand the text of Article 2 of the By-laws, regarding Corporate Purpose.

b) Approve the investment in COMPAÑIA ELECTRICA EL PLATANAL S.A. (CELEPSA).

c) Furnish the lender banks a joint guaranty for the loan granted to COMPAÑIA ELECTRICA EL PLATANAL S.A. (CELEPSA).

At the same meeting, the Board of Directors unanimously agreed to recommend to such Extraordinary General Meeting to resolve on the following matters:

a) Expand the text of Article 2 of the By-laws, to include in the Corporate Purpose the investment in companies engaged in the electricity business.

b) Approve the investment in CCMPAÑIA ELECTRICA EL PLATANAL S.A. (CELEPSA) in order to build and operate the El Platanal G-1 Hydroelectric Power Plant (Central Hidroeléctrica G-1 El Platanal), with an installed capacity of 220,0 MW, using the water resources of the Cañete River.

Cementos Lima S.A.

The estimated cost of the investment for implementing the Project for the El Platanal G-1 Hydroelectric Power Plant is in the range of US$ 210 million. This amount would be funded as follows: 33%-40% by capital contributions from the investors and 60%-67% by loans granted by financial entities.

CEMENTOS Lima S.A.'s share will be no less than 40% and no more than 67% of the capital stock in COMPAÑIA ELECTRICA EL PLATANAL S.A. (CELEPSA), the Management being required to be authorized to define the share with the other investors.

c) Furnish a joint guaranty of CEMENTOS LIMA S.A. to the lender banks of COMPAÑIA ELECTRICA EL PLATANAL S.A. (CELEPSA) for the loans granted for implementation of the Project, for up to the share percentage of CEMENTOS LIMA S.A. in such company.

Truly yours,
ALVARO MORALES PUPPO
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission -SEC

FILE: TRACONA2

(FREE TRANSLATION)

FILE N°
82-3911

"EL PERUANO"/Official Bulletin   Lima, Saturday October 29, 2005

"EXPRESO"   Lima, Saturday October 29, 2005

CEMENTOS LIMA S.A.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the Extraordinary General Meeting of Shareholders to be held on Friday, November 4th, 2005 at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matters:

1. Expand the text of Article 2, regarding Corporate Purpose.
2. Approve the investment in COMPAÑIA ELETRICA EL PLATANAL S.A. (CELEPSA).
3. Furnish the lender banks a joint guaranty for the loan granted to COMPAÑIA ELECTRICA EL PLATANAL S.A. (CELEPSA).

The registration of shares will be accepted at the same office, Securities Department, up to 12.00 m. of Thursday, November 3rd, 2005. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Monday, November 7, 2005 at 12.00 m. at the same place with the same agenda, and the registration of shares will be extended until 12.00 m. of Friday 4th of the same month.

Lima, October 28, 2005

THE BOARD OF DIRECTORS

FILE: TRAJUN

Cementos Lima s.a.

FILE N°
82-3911

GF.0154.05
Lima, November 4, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V

Attention : Public Registry of Securities and Intermediaries

Re.: Important Events

Dear sirs:

As defined under Article 28 of the Securities Market Law and Resolución CONASEV No. 107-2002-EF/94.10, we inform you as "Important Event" about the resolutions adopted by the Extraordinary General Meeting of Shareholders held on November 4, 2005:

1. **EXPAND THE TEXT OF ARTICLE 2 OF THE BY-LAWS REGARDING CORPORATE PURPOSE**

The President explained that expanding Article 2 of the By-laws was required to add the possibility of the Corporation investing in other companies engaged in the electricity business to its corporate purpose. Specifically, the expansion is intended to add the following to the current text of Article 2 of the By-laws: "... The corporate purpose includes investment in other companies engaged in the electricity business." After a broad discussion, the shareholders unanimously approved to amend Article 2 of the Bylaws to read as follows:

"Article 2 - Corporate Purpose

The purpose of the Corporation is to engage in the processing and manufacturing of clinker, all types of cement and other construction materials, whether within or without the country, including marketing and sale thereof, as well as operating of the Conchan Pier and its appurtenant facilities.

The Corporation may perform all such operations, acts or contracts, and develop all such mining, industrial, commercial and port activities as may be necessary or appropriate for the production and marketing of clinker, all types of cement and other construction materials.

Cementos Lima S.A.

Moreover, the Corporation may invest in other corporations engaging in similar activities and/or in activities that contribute to, develop or are consistent with accomplishment of its purposes, whether within or without the country. The corporate purpose includes investment in other companies engaged in the electricity business."

The shareholders also unanimously approved to grant powers to the following persons: Chairman of the Board: Mr. Jaime Rizo Patrón Remy, Eng., identified by National Identity Document (DNI) N° 08777411, a Peruvian citizen, with place of business at Av. Carlos Villarán N° 508 Santa Catalina, La Victoria; Vice Chairman: Mr. Ricardo Rizo Patrón de la Piedra, Eng., DNI N° 08245379, a Peruvian citizen, with place of business at Av. Carlos Villarán N° 508 Santa Catalina, La Victoria; Director: Mr. Alfredo Gastañeta Alayza, Esq., DNI N° 07278765, a Peruvian citizen, with place of business at Av. El Rosario N° 380, San Isidro; General Managing Director: Mr. Carlos Ugás Delgado, Eng., DNI N° 10313820, a Peruvian citizen, with place of business at Calle Once N° 389, El Sauce de la Rinconada, La Molina; and Director: Mr. Julio Ramírez Bardález, Esq., DNI N° 08248042, a Peruvian citizen, with place of business at Calle San Francisco N° 185, Chacarilla, Surco, to execute, any two of them acting on behalf and in the interest of CEMENTOS LIMA S.A., the draft amendment of Article 2 of the By-laws and the public instrument arising therefrom.

2. APPROVE THE INVESTMENT IN COMPAÑÍA ELÉCTRICA EL PLATANAL S.A.

Based on the presentation of the Chairman and after a broad exchange of opinions and additional information required by the shareholders, which information was provided by the Vice Chairman, Mr. Ricardo Rizo Patrón de la Piedra, Eng. and by the General Managing Director, Mr. Carlos Ugás Delgado, Eng. the shareholders unanimously approved the investment in COMPAÑÍA ELECTRICA EL PLATANAL S.A. -CELEPSA- to build and operate the El Platanal G-1 Hydroelectric Power Plant (Central Hidroeléctrica G-1 El Platanal), with an installed capacity of 220,0 MW, using the water resources of the Cañete River, the involvement of CEMENTOS LIMA S.A. in the organization of COMPAÑÍA ELECTRICA EL PLATANAL S.A. - CELEPSA - and the execution of an Investment Framework Agreement, subject to the following terms and conditions:

The estimated cost of the investment for implementing the Project for the El Platanal G-1 Hydroelectric Power Plant Project is in the range of US$ 210'000,000.00 (Two hundred ten million and 00/100 US dollars). This amount would be funded as

follows: 33%-40% by capital contributions from the investors and 60%-67% by loans granted to CELEPSA by financial entities.

CEMENTOS LIMA S.A.'s share will be no less than 40% and no more than 67% in the capital stock of COMPAÑÍA ELECTRICA EL PLATANAL S.A. -CELEPSA-, having approved a monetary contribution of up to US$ 60'300,000.00 (sixty million three hundred thousand and 00/100 US dollars) in the capital stock of CELEPSA, the Management being authorized to define the percentage of share with the other investors.

The shareholders also unanimously approved to grant powers to the following persons: Chairman of the Board: Mr. Jaime Rizo Patrón Remy, Eng., identified by National Identity Document (DNI) N° 08777411, a Peruvian citizen, with place of business at Av. Carlos Villarán N° 508 Santa Catalina, La Victoria; Vice Chairman: Mr. Ricardo Rizo Patrón de la Piedra, Eng., DNI N° 08245379, a Peruvian citizen, with place of business at Av. Carlos Villarán N° 508 Santa Catalina, La Victoria; Director: Mr. Alfredo Gastañeta Alayza, Esq., DNI N° 07278765, a Peruvian citizen, with place of business at Av. El Rosario N° 380, San Isidro; General Managing Driector: Mr. Carlos Ugás Delgado, Eng., DNI N° 10313820, a Peruvian citizen, with place of business at Calle Once N° 389, El Sauce de la Rinconada, La Molina; and Director: Mr. Julio Ramírez Bardález, Esq., DNI N° 08248042, a Peruvian citizen, with place of business at Calle San Francisco N° 185, Chacarilla, Surco, to execute and deliver, any two of them acting on behalf and in the interest of CEMENTOS LIMA S.A., the Investment Framework Agreement between the founding members of CELEPSA, as well as the draft Articles of Incorporation of COMPAÑÍA ELECTRICA EL PLATANAL S.A., - CELEPSA- and the public instrument arising therefrom.

3. <u>FURNISH A JOINT GUARANTY</u>
The Chairman of the Board, the Vice Chairman, Mr. Ricardo Rizo Patrón de la Piedra, Eng., and the General Managing Director, Mr. Carlos Ugás Delgado, Eng., explained once again the tentative conditions of the bank loan, the structure of which loan has been designed and executed with BANCO DE CREDITO DEL PERU. In this regard, the aforementioned executives stressed that during the three years of the grace period interest is capitalized to be repaid in the following seven years, so the joint guaranties that investors are to furnish pro rata to their share in CELEPSA must include interest capitalized in those three years.

Upon listening to the extensive and detailed presentation and the questions of the shareholders having been answered, the

Cementos Lima S.A.

shareholders unanimously agreed to grant one or more joint guaranties of CEMENTOS LIMA S.A. to the lender banks of COMPAÑÍA ELECTRICA EL PLATANAL S.A. (CELEPSA) for the loans granted for implementation of the Project, for up to the percentage of share to be held by CEMENTOS LIMA S.A. in such company and for up to an amount covering US$ 94'000,000.00 (Ninety-four million and 00/100 US dollars) pertaining to principal plus the capitalized interest accrued during the three years of the grace period and up to US$ 17'000,000.00 (Seventeen million and 00/100 US dollars), whereby the maximum amount of the guaranty to be furnished CEMENTOS LIMA S.A. is US$ 111'000,000.00 (One hundred eleven million and 00/100 US dollars).

The shareholders also unanimously approved to grant powers to the following persons: President: Mr. Jaime Rizo Patrón Remy, Eng., identified by National Identity Document (DNI) N° 08777411, a Peruvian citizen, with place of business at Av. Carlos Villarán N° 508 Santa Catalina, La Victoria; Vice President: Mr. Ricardo Rizo Patrón de la Piedra, Eng., DNI N° 08245379, a Peruvian citizen, with place of business at Av. Carlos Villarán N° 508 Santa Catalina, La Victoria; Director: Mr. Alfredo Gastañeta Alayza, Esq., DNI N° 07278765, a Peruvian citizen, with place of business at Av. El Rosario N° 380, San Isidro; General Managing Driector: Mr. Carlos Ugás Delgado, Eng., DNI N° 10313820, a Peruvian citizen, with place of business at Calle Once N° 389, El Sauce de la Rinconada, La Molina; and Director: Mr. Julio Ramírez Bardález, Esq., DNI N° 08248042, a Peruvian citizen, with place of business at Calle San Francisco N° 185, Chacarilla, Surco, to execute, any two of them acting on behalf and in the interest of Cementos Lima S.A., the draft and public instruments granting the joint guaranty under the terms approved in this Extraordinary General Meeting, such attorneys-in-fact being expressly authorized to execute any and all public or private documents required to execute and deliver the approved joint guaranty.

Truly yours,

ALVARO MORALES PUPPO
Finance Manager (CFO)
Stock and Securities Representative

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-119-05

November 10, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of October 31, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, November 15, 2005
"EL COMERCIO"	Tuesday, November 15, 2005
"EXPRESO"	Tuesday, November 15, 2005

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on October 26, 2005, declared a dividend of US$ 0.12 per share of Common Stock and US$ 0.012 per Investment Share

This dividend will be paid beginning Tuesday 29th of November, 2005 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

November 15, 2005

THE MANAGEMENT

FILE: TRAPAGO